                                                                    EXHIBIT 99.5

ASTORIA POWER LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

ASTORIA POWER LLC
INDEX TO FINANCIAL STATEMENTS

                                                                                                           PAGE(S)
Report of Independent Accountants                                                                             1

Financial Statements:

   Balance Sheet at December 31, 2001 and 2000                                                                2

   Statement of Operations for the years ended December 31, 2001 and 2000 and for the period
   From June 25, 1999 (inception) to December 31, 1999                                                        3

   Statement of Cash Flows for the years ended December 31, 2001 and 2000 and for the
   period from June 25, 1999 (inception) to December 31, 1999                                                 4

   Statement of Member's Equity for the years ended December 31, 2001 and 2000 and
   for the period from June 25, 1999 (inception) to December 31, 1999                                         5

Notes to Financial Statements                                                                               6-12

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Management Committee of
Astoria Power LLC:

In our opinion, the accompanying balance sheet and the related statement of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Astoria Power LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and the period from June 25, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
February 21, 2002

ASTORIA POWER LLC
BALANCE SHEET
AT DECEMBER 31, 2001 AND 2000
(Thousands of dollars)

                                  ASSETS                                 2001        2000
Current assets:
    Cash and cash equivalents                                          $     --    $      2
    Accounts receivable, net of allowance for doubtful accounts
        of $0 and $5,422                                                 17,850      29,494
    Accounts receivable, affiliates                                          --     158,591
    Inventory                                                             4,337       4,060
    Prepaid expenses                                                        198       2,742
                                                                       --------    --------
      Total current assets                                               22,385     194,889
Property, plant and equipment, net accumulated depreciation of
      $9,372 and 5,548                                                  116,578     113,710
Deferred financing costs, net of accumulated amortization of
      $63 and $29                                                           789         807
                                                                       --------    --------
      Total assets                                                     $139,752    $309,406
                                                                       ========    ========
                         LIABILITIES AND MEMBER'S EQUITY
Liabilities:
    Current liabilities:
      Accounts payable                                                 $    483    $    920
      Current portion of long-term debt (intercompany note payable)       8,951       7,525
      Checks in excess of cash                                              297          98
      Accrued interest                                                      176         212
      Accrued fuel and purchased power expense                              932       8,266
      Other current liabilities                                           4,015       3,637
                                                                       --------    --------
      Total current liabilities                                          14,854      20,658
    Long term debt (intercompany note payable)                           42,202      51,180
    Other long term liabilities                                           3,277          --
                                                                       --------    --------
      Total liabilities                                                  60,333      71,838
Member's equity                                                          79,419     237,568
                                                                       --------    --------
      Total liabilities and member's equity                            $139,752    $309,406
                                                                       ========    ========

    The accompanying notes are an integral part of the financial statements.

ASTORIA POWER LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND FOR THE PERIOD FORM JUNE 25, 1999 (INCEPTION) TO DECEMBER 31, 1999
(Thousands of dollars)

                                         2001        2000       1999
Revenues                               $194,888    $213,035    $37,706
Operating costs                          33,082      28,648      8,679
                                       --------    --------    -------
      Operating margin                  161,806     184,387     29,027
Depreciation                              3,824       3,665      1,883
General and administrative expenses      (5,008)      6,339        609
                                       --------    --------    -------
      Income from operations            162,990     174,383     26,535
Other income, net                           807         508         --
Interest expense                          4,913       5,812      3,044
                                       --------    --------    -------
Net income                             $158,884    $169,079    $23,491
                                       ========    ========    =======

    The accompanying notes are an integral part of the financial statements.

ASTORIA POWER LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND FOR THE PERIOD FROM JUNE 25, 1999 (INCEPTION) TO DECEMBER 31, 1999
(Thousands of dollars)

                                                                      2001          2000          1999
Cash flows from operating activities:
    Net income                                                     $ 158,884     $ 169,079     $  23,491
    Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                     3,824         3,665         1,883
      Amortization of deferred financing costs                            34           370            --
      Changes in assets and liabilities:
        Accounts receivable                                           11,644       (16,818)      (12,676)
        Accounts receivable, affiliates                              158,591      (146,746)      (14,029)
        Inventories                                                     (277)         (414)       (1,235)
        Prepaid expenses                                               2,544          (627)       (2,115)
        Other assets                                                      --            --        (1,070)
        Accounts payable                                                (437)       (1,473)        2,393
        Accounts payable - affiliates                                     --            --          (265)
        Accrued fuel and purchased power expense                      (7,334)        8,266            --
        Accrued interest                                                 (36)          212            --
        Other current liabilities                                        378        (3,701)        5,338
        Other assets and liabilities                                   3,277         1,070            --
                                                                   ---------     ---------     ---------
      Net cash provided by operating activities                      331,092        12,883         1,715
                                                                   ---------     ---------     ---------
Cash flows from investing activities:
    Business acquisition, net of liabilities assumed                                    --      (109,490)
    Capital expenditures                                              (6,692)       (6,017)       (1,713)
                                                                   ---------     ---------     ---------
      Net cash used in investing activities                           (6,692)       (6,017)     (111,203)
                                                                   ---------     ---------     ---------
Cash flows from financing activities:
    Principal payments on long term debt                              (7,552)      (73,341)           --
    Proceeds from debt issuance                                           --        62,899        69,147
    Deferred financing costs                                             (16)       (1,177)           --
    (Distributions to)/contributions from member                    (317,033)        4,655        40,343
    Checks in excess of cash                                             199            98            --
                                                                   ---------     ---------     ---------
      Net cash (used in) provided by financing activities           (324,402)       (6,866)      109,490
                                                                   ---------     ---------     ---------
Net increase in cash and cash equivalents                                 (2)           --             2
Cash and cash equivalents at beginning of year                             2             2            --
                                                                   ---------     ---------     ---------
Cash and cash equivalents at end of year                           $      --     $       2     $       2
                                                                   =========     =========     =========
Supplemental disclosures of cash flow information:
    Interest paid (net of amount capitalized)                      $   4,915     $   4,860     $      --

    The accompanying notes are an integral part of the financial statements.

ASTORIA POWER LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND FOR THE PERIOD FROM JUNE 25, 1999 (INCEPTION) TO DECEMBER 31, 1999
(Thousands of dollars)


                                                        TOTAL
                                                      MEMBER'S
                                                       EQUITY
Balance, June 25, 1999                              $          --
Net income                                                 23,491
Contributions from member                                  40,343
                                                    -------------
Balance, December 31, 1999                          $      63,834
                                                    =============
Net income                                                169,079
Contributions from member                                   4,655
                                                    -------------
Balance, December 31, 2000                          $     237,568
                                                    =============
Net Income                                                158,884
Member distributions, net                                (317,033)
                                                    -------------
Balances, December 31, 2001                                79,419
                                                    =============

    The accompanying notes are an integral part of the financial statements.

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS

Astoria Power LLC ("the Company"), a wholly-owned subsidiary of NRG Northeast Generating LLC ("Northeast Gen"), owns and operates the approximately 614 Megawatt ("MW"), three unit, natural gas/oil fired peaking electric generating facility located in Queens, New York.

Northeast Gen, a wholly-owned indirect subsidiary of NRG Energy, Inc. ("NRG"), owns electric power generation plants in the northeastern region of the United States. Northeast Gen was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates the electric generating facilities owned by Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Harbor Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

At December 31, 1999, Northeast Gen held a 99% interest in Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Dunkirk Power LLC, Huntley Power LLC, Oswego Harbor Power LLC and Somerset Power LLC. Northeast Generating Holding LLC and NRG Eastern LLC each held a minority interest of 0.5% in Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Dunkirk Power LLC, Huntley Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

NRG Connecticut Generating LLC, a wholly owned subsidiary of NRG, owned 100% of Connecticut Jet Power LLC, Devon Power LLC, Middletown Power LLC, Montville Power LLC and Norwalk Harbor Power LLC.

Effective January 1, 2000, the minority ownership interests held by Northeast Generating Holding LLC and NRG Eastern LLC as well as the ownership interests held by NRG Connecticut Generating LLC were transferred to Northeast Gen. Since all assets and operations were under common ownership and control since April 27, 1999 (Inception of Northeast Gen), the Northeast Gen financial statements have been presented on a combined basis without minority interest.

Additional information regarding the Northeast Gen and the Company can be found in NRG's Form 10-K for the twelve months ended December 31, 2001.

1.    BUSINESS DEVELOPMENTS

      In June 1999, the Arthur Kill and Astoria generating facilities were acquired from the Consolidated Edison Company of New York, Inc. ("ConEd") for approximately $505 million. The acquisition was accounted for as the purchase of assets. These facilities are located in Staten Island and Queens, New York, and have a combined capacity of 1,456 MW. The Astoria facilities were acquired for approximately $109.5 million and have a capacity of 614 MW.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES IN FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

      In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS

      depreciable lives, uncollectible accounts and actuarially determined benefit costs, among others. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

      CASH AND CASH EQUIVALENTS

      The Company considers cash and cash equivalents to include cash and short-term investments with original maturities of three months or less.

      INVENTORY

      Inventory consists of spare parts and is stated at the lower of weighted average cost or market.

      At December 31, 2001 and 2000, inventory, which is stated at the lower of weighted average cost or market, consisted of:

      (In thousands)     2001      2000

      Oil               $   125    $   85
      Kerosene            1,268     1,522
      Spare parts         2,944     2,453
                        -------    ------
            Total       $ 4,337    $4,060
                        =======    ======

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

      Facilities, machinery and equipment                         25 to 30 years
      Office furnishings and equipment                            3 to 10 years

      At December 31, 2001 and 2000, property, plant and equipment consisted of the following:

      (In thousands)                            2001          2000
      Land                                   $   5,425     $   5,425
      Facilities, machinery and equipment      115,051       109,965
      Construction in progress                   5,402         3,796
      Office furnishings and equipment              72            72
      Accumulated depreciation                  (9,372)       (5,548)
                                             ---------     ---------
      Property, plant and equipment (net)    $ 116,578     $ 113,710
                                             =========     =========

      DEFERRED FINANCING COSTS

      Deferred financing costs consist of legal and other costs incurred to obtain debt financing. These costs are being amortized over the terms of the related debt.

      REVENUE RECOGNITION

      Revenues from the sale of electricity are recorded based upon the output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Revenues and related costs under cost reimbursable contract provisions are recorded as costs are incurred.

      Astoria reversed their $5.4 million accounts receivable reserve during the year due to the collection of previously disputed revenues. The reversal has been reflected in the general and administrative expense line item on the Statement of Operations.

      POWER MARKETING ACTIVITIES

      The Company has entered into a contract with a marketing affiliate for the sale of energy, capacity and ancillary services produced, which enables the affiliate to engage in forward sales and hedging transactions to manage the Company's electricity price exposure. Net gains or losses on hedges by the marketing affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS

      INCOME TAXES

      The Company has been organized as a Limited Liability Company (LLC). Therefore, federal and state income taxes have been assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

      At December 31, 2001 and 2000, the accompanying financial statements report a balance of $116.6 million and $113.7 million, respectively, for net property, plant and equipment. The tax basis of this property is estimated to be $94.6 million and $101.8 million, respectively. The primary difference is due to accelerated tax depreciation.

      NEW ACCOUNTING PRONOUNCEMENTS

            In June 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of (SFAS No. 121). Goodwill will no longer be amortized to comply with the provisions of SFAS No. 142. Instead, goodwill and intangible assets that will not be amortized should be tested for impairment annually and on an interim basis if an event occurs or a circumstance changes between annual tests that may reduce the fair value of a reporting unit below its carrying value. An impairment test is required to be performed within six months of the date of adoption, and the first annual impairment test must be performed in the year the statement is initially adopted.

            Astoria Power LLC as required is adopting SFAS No. 142 on January 1, 2002. All intangible assets and goodwill acquired in the future will be accounted for under the new accounting standard. Astoria Power does not expect to recognize any asset impairments as a result of adopting SFAS No. 142 in the first quarter of 2002.

            In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Astoria Power has not completed its analysis of SFAS No. 143.

            In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Generally, the provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Astoria does not expect to recognize any asset impairments as a result of adopting SFAS No. 144 in the first quarter of 2002.

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS

3.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

      On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value.

      SFAS No. 133 applies to Northeast Gen's energy and energy related commodities financial instruments, long-term power sales contracts and long-term gas purchase contracts used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company does not enter into long-term power sales contracts, long-term gas purchase contracts, or other derivative instruments. These activities are conducted by an affiliate of Northeast Gen and are not allocated to the Company.

4.    LONG-TERM DEBT

      On February 22, 2000, Northeast Gen issued $750 million of senior secured bonds to refinance short-term project borrowings and for certain other purposes. The bond offering included three tranches: $320 million with an interest rate of 8.065% due in 2004; $130 million with an interest rate of 8.842% due in 2015; and $300 million with an interest rate of 9.292% due in 2024. Each of the subsidiaries of Northeast Gen, of which the Company is one, jointly and severally guarantee the bonds. The bonds are secured by a security interest in Northeast Gen's membership or other ownership interest in its subsidiaries that guarantee the bonds; Northeast Gen's rights under all intercompany notes between it and its subsidiaries; the power sales and agency agreements, the operations and maintenance agreements, the corporate services agreements, the transition power sales contracts entered into by Northeast Gen and its subsidiaries and the funds administration agreement; the debt service reserve account; and the revenues from certain power sales contracts entered into by NRG Power Marketing associated with existing or future facilities owned by Northeast Gen or its subsidiaries. At December 31, 2001 and 2000, the Company's outstanding balance under this debt agreement was $51.1 million and $58.7 million, respectively. A portion of the interest expense related to these bonds is recognized as part of the Company's results of operations.

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS


5.    RELATED PARTY TRANSACTIONS

      On June 25, 1999, the Company entered into a power sales and agency agreement with NRG Power Marketing Inc., a wholly-owned subsidiary of NRG. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing Inc. will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to or by such subsidiaries, (ii) procure and provide to such subsidiaries all fuel required to operate their respective facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by such subsidiaries. In addition, NRG Power Marketing Inc. will have the exclusive right and obligation to effect the direction of the power output from the facilities.

      Under the agreement, NRG Power Marketing Inc. pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing Inc. relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.). The Company incurs no fees related to these power sales and agency agreements with NRG Power Marketing.

      The Company has no employees and has entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc., a wholly-owned subsidiary of NRG ("NRG Operating Services"). The agreement is effective for five years, with options to extend beyond five years. Under the agreement, the NRG Operating Services company operator operates and maintains its respective facility, including (i) coordinating fuel delivery, unloading and inventory, (ii) managing facility spare parts,
      (iii) meeting external performance standards for transmission of electricity, (iv) providing operating and maintenance consulting and (v) cooperating with and assisting the Company in performing the Company's obligations under agreements related to its facilities.

      Under the agreement, the operator charges an annual fee, and in addition will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

ASTORIA POWER LLC
NOTES TO FINANCIAL STATEMENTS

      During 2001, 2000 and 1999, the Company incurred annual operating and maintenance costs billed from NRG Operating Services Inc. totaling $0.4 million. In addition, the Company incurred $8.7 million, $7.5 million and $3.2 million, respectively, for usual and customary costs related to providing the services including plant labor and other operating cost.

      On June 25, 1999, the Company entered into an agreement with NRG for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG is paid for personnel time as well as out-of-pocket costs.

      During 2001, 2000 and 1999, the Company paid NRG approximately $0.4 million, $0.3 million, and $0.1 million, respectively, for corporate support and services.

6.    SALES TO SIGNIFICANT CUSTOMERS

      During 2001, sales to one customer accounted for 91.1% of the Company's revenues. During 2000, sales to one customer accounted for 71.7% of the Company's revenues. During 1999, sales to one customer accounted for 91.2% of the Company's revenue. During 1999, the Company entered into a transition agreement with the previous owner of the Company's recently acquired electric generating facility for the sale of energy, capacity and other ancillary services. The transition agreement accounted for the majority of the Company's revenues during 1999.

7.    COMMITMENTS AND CONTINGENCIES

      ENVIRONMENTAL

      The total forecasted capital expenditures during the first 5 years of the ConEd, NiMo, Somerset and CL&P assets acquired by NRG Energy were in the range of $60 million dollars. Currently, the Company is estimating that costs approximating $7.5 million will be required to close out the remaining issues associated with remedial investigations/clean-ups at Somerset, Arthur Kill, Astoria, Middletown, Norwalk Harbor, Devon, and Montville.

      In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. As of December 31, 2001 and 2000, the Company has established such accruals in the amount of approximately $3.3 million and $3.5 million, respectively. Such accruals primarily include estimated costs associated with remediation. The Company has not used discounting in determining its accrued liabilities for environmental remediation and no claims for possible recovery from third party issuers or other parties related to environmental costs have been recognized in the Company's consolidated financial statements. The Company adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates are adjusted to reflect new information.